                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                              VLSI TECHNOLOGY, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  918270-10-9
                                 (CUSIP Number)

                             F. Thomas Dunlap, Jr.
                 Vice President, General Counsel and Secretary
                               Intel Corporation
                          2200 Mission College Parkway
                             Santa Clara, CA  95052
             Telephone:  (408) 765-8080
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                August 4, 1994
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              Page 1 of 13 Pages

CUSIP No. 918270-10-9          13D          Page 2 of 13 Pages


_____________________________________________________________

1. NAME OF REPORTING PERSON                 Intel Corporation

  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 94-1672743
_____________________________________________________________

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                      (b) [ ]
_____________________________________________________________

3. SEC USE ONLY
_____________________________________________________________

4. SOURCE OF FUNDS                            Working Capital
_____________________________________________________________

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                 [ ]
_____________________________________________________________

6. CITIZENSHIP OR PLACE OF ORGANIZATION              Delaware
_____________________________________________________________

  NUMBER OF   7. SOLE VOTING POWER                  8,032,811
   SHARES     _______________________________________________
BENEFICIALLY
  OWNED BY    8. SHARED VOTING POWER                      N/A
    EACH      _______________________________________________
 REPORTING
   PERSON     9.  SOLE DISPOSITIVE POWER            8,032,811
    WITH      _______________________________________________

             10.  SHARED DISPOSITIVE POWER                N/A
_____________________________________________________________

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                         8,032,811
_____________________________________________________________

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                             [ ]
____________________________________________________________

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11)                                            21%
____________________________________________________________

14.  TYPE OF REPORTING PERSON                             CO
____________________________________________________________

CUSIP No. 918270-10-9                 13D                  Page 3 of 13 Pages


  Intel Corporation ("Intel" or the "Reporting Person") hereby amends and restates its statement on Schedule 13D filed with the Securities and Exchange Commission on July 8, 1992 (the "Initial Statement") and first amended on August 25, 1992 with respect to the common stock (the "Common Stock"), of VLSI Technology, Inc. ("VLSI" or the Issuer").

Item 1.       Security and Issuer.

    (a)       Name and Address of Principal Executive Offices of Issuer:
              VLSI Technology, Inc.
              1109 McKay Drive
              San Jose, CA 95131

    (b)       Title of Class of Equity Securities:  Common Stock

Item 2.       Identity and Background.

    (a)       Name of Person Filing:  Intel Corporation
              The officers and directors of Intel are set forth on Appendix A hereto.

    (b)       Address of Principal Business Office:
              2200 Mission College Blvd.
              Santa Clara, CA  95052-8119

    (c)       Principal Business:
              Intel Corporation designs, develops, manufactures and markets advanced microcomputer components and related products at various levels of integration.

    (d)       Criminal Proceedings:
              During the last five years neither the Reporting Person nor any officer or director of the Reporting Person has been convicted in any criminal proceeding.

CUSIP No. 918270-10-9                 13D                    Page 4 of 13 Pages



  (e)  Civil Proceedings:
       During the last five years neither the Reporting Person nor any officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

  (f)  Place of Organization:  Delaware

Item 3.  Source and Amount of Funds or Other Consideration.

  Funds for purchase of securities are derived from the Reporting Person's Working Capital.

Item 4.  Purpose of the Transaction.

  The Reporting Person acquired the Common Stock of the Issuer in connection with the 1992 technology agreement to jointly develop chipsets for handheld computers. Intel and VLSI have completed development of the chipsets as contemplated by the 1992 technology agreement. Intel and VLSI have determined that they will amend the technology agreement and not extend their joint development efforts to other chipsets.

  In connection with such determination, Intel is reviewing its current equity ownership in VLSI and is considering liquidating all or a portion of its ownership. Options being considered by Intel

CUSIP No. 918270-10-9                  13D                   Page 5 of 13 Pages




include, without limitation, the sale of all or a portion of the VLSI securities owned by Intel pursuant to a public or private offering or the disposition of a portion of such securities over time. Intel may determine to retain all or some portion of such securities as an investment.

Item 5.      Interest in Securities of the Issuer.

   (a)       Number of Shares Beneficially Owned:                               5,355,207
             Right to Acquire:                                           2,677,604 shares
             Percent of Class:                                   21% (based on 35,423,857
                                   shares of common stock outstanding as reported by VLSI
                                    in its Form 10-Q for the quarter ended April 1, 1994)

   (b)       Sole Power to Vote, Direct the Vote of, or
             Dispose of Shares:                           5,355,207 shares
   (c)       Recent Transactions:
             On August 25, 1992, in accordance with the Stock and Warrant Purchase Agreement attached hereto as Exhibit 1 (the "Agreement") and incorporated by reference herein, the Reporting Person acquired, for a total cash consideration of $50,000,000,
             (i) 5,355,207 shares of previously unissued Common Stock of the Issuer and (ii) a warrant (the "Warrant") to purchase 2,677,604 shares of Common Stock exercisable at $11.69 per share at any time during the three years commencing on August 25, 1992.

CUSIP No. 918270-10-9                   13D                 Page 6 of 13 Pages




    (d)       Rights with Respect to Dividends or Sales Proceeds:          N/A

    (e)       Date of Cessation of Five Percent
              Beneficial Ownership:                                        N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

  Pursuant to Section 4 of the Agreement, Intel will be subject to certain standstill provisions and restrictions on transfer and voting of the securities of the Issuer. See the Agreement for a further description of these provisions.

Item 7.       Material to be Filed as Exhibits.

  Exhibit 1.*         Intel/VLSI Stock and Warrant Purchase Agreement
  Exhibit 2.*         Intel/VLSI Joint Press Release Dated July 8, 1992
- ---------------

*   Previously filed.

CUSIP No. 918270-10-9                  13D                  Page 7 of 13 Pages


                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 5, 1994.
                                                  INTEL CORPORATION



                                                  By __________________________
                                                       F. Thomas Dunlap, Jr.
                                                      Vice President, General
                                                       Counsel and Secretary

CUSIP No. 918270-10-9                  13D                 Page 8 of 13 Pages


                                   APPENDIX A


                                   DIRECTORS

The following is a list of all Directors of Intel Corporation and certain other information with respect to each Director:


Name:                  Craig R. Barrett
Business Address:      2200 Mission College Blvd., Santa Clara, CA 95052
Principal occupation:  Executive Vice President and Chief Operating Officer of
                       Intel Corporation
Name, principal business and address of corporation or other organization in which employment is conducted: Intel Corporation, a manufacturer of microcomputer components, modules and systems. 2200 Mission College Blvd.,
                                 Santa Clara, CA 95052

Name:                  Winston H. Chen
Business Address:      Paramitas Foundation, 3945 Freedom Circle, Suite 760,
                       Santa Clara, CA, 95054.
Principal occupation:  Chairman of Paramitas Foundation.
Name, principal business and address of corporation or other organization in which employment is conducted: Paramitas Foundation, a charitable foundation,
                                 3945 Freedom Circle,
                                 Suite 760, Santa Clara, CA 95054

Name:                  Andrew S. Grove
Business Address:      2200 Mission College Blvd., Santa Clara, CA 95052
Principal occupation:  President and Chief Executive Officer of Intel
                       Corporation
Name, principal business and address of corporation or other organization in which employment is conducted: Intel Corporation, a manufacturer of microcomputer components, modules and systems 2200 Mission College Blvd.,
                                 Santa Clara, CA 95052


Name:                  D. James Guzy
Business Address:      295 North Bernardo, Mountain View, CA 94043
Principal occupation:  President of The Arbor Company
Name, principal business and address of corporation or other organization in which employment is conducted: The Arbor Company, a limited partnership engaged in the electronics and
                                 computer industry.
                                 295 North Bernardo, Mountain View, CA 94043

CUISP No. 918270-10-9                 13D                  Page 9 of 13 Pages


Name:                  Gordon E. Moore
Business Address:      2200 Mission College Blvd., Santa Clara, CA 95052
Principal occupation:  Chairman of the Board of Intel Corporation
Name, principal business and address of corporation or other organization in which employment is conducted: Intel Corporation, a manufacturer of microcomputer components, modules and systems. 2200 Mission College Blvd.,
                                 Santa Clara, CA 95052

Name:                  Max Palevsky
Business Address:      924 Westwood Blvd., Suite 700, Los Angeles, CA 90024
Principal occupation:  Industrialist
Name, principal business and address of corporation or other organization in which employment is conducted: Self-employed.

Name:                  Arthur Rock
Business Address:      #1 Maritime Plaza, Suite 1220, San Francisco, CA 94111
Principal occupation:  Venture Capitalist
Name, principal business and address of corporation or other organization in which employment is conducted: Arthur Rock and Company,
                                 a venture capital firm.
                                 #1 Maritime Plaza, Suite 1220,
                                 San Francisco, CA 94111

Name:                  Jane E. Shaw
Business Address:      960 Page Mill Road, P.O. Box 10950, Palo Alto, CA 94303
Principal occupation:  President and Chief Operating Officer of Alza
                       Corporation
Name, principal business and address of corporation or other organization in which employment is conducted: Alza Corporation, a drug delivery company.
                                 960 Page Mill Road, P.O. Box 10950,
                                 Palo Alto, CA 94303

Name:                  Leslie L. Vadasz
Business Address:      2200 Mission College Blvd., Santa Clara, CA 95052
Principal occupation:  Senior Vice President, Director, Corporate Business
                       Development, Intel Corporation
Name, principal business and address of corporation or other organization in which employment is conducted: Intel Corporation, a manufacturer of microcomputer components, modules and systems. 2200 Mission College Blvd.,
                                 Santa Clara, CA 95052

CUSIP No. 918270-10-9                 13D                 Page 10 of 13 pages


Name:                  David B. Yoffie
Business Address:      Harvard Business School, Soldiers Field Park 1-411,
                       Boston, MA 02163
Principal occupation:  Max and Doris Starr, Professor of International
                       Business Administration
Name, principal business and address of corporation or other organization in which employment is conducted: Harvard Business School, educational institution.  Harvard Business School,
                                   Soldiers Field Park 1-411, Boston, MA 02163

Name:                  Charles E. Young
Business Address:      405 Hilgard Avenue, Los Angeles, CA 90024
Principal occupation:  Chancellor
Name, principal business and address of corporation or other organization in which employment is conducted: University of California at Los Angeles, educational institution.
                                   405 Hilgard Avenue, Los Angeles, CA 90024


                               EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address.


Name:    G. Carl Everett, Jr.
Title:   Senior Vice President; General Manager, Microprocessor Products Group

Name:    Frank C. Gill
Title:   Senior Vice President; General Manager, Intel Products Group
Address: 5200 N.E. Elam Young Parkway, Hillsboro, OR 97124-6497

Name:    David L. House
Title:   Senior Vice President; Director, Corporate Strategy

Name:    Paul S. Otellini
Title:   Senior Vice President; Director, Sales

Name:    Gerhard S. Parker
Title:   Senior Vice President; General Manager, Technology and
         Manufacturing Group

CUSIP No. 918270-10-9                  13D                Page 11 of 13 pages

Name:    Robert W. Reed
Title:   Senior Vice President; General Manager, Semiconductor Products Group

Name:    Ronald J. Whittier
Title:   Senior Vice President; General Manager, Intel Architecture Labs

Name:    Albert Y. C. Yu
Title:   Senior Vice President; General Manager, Microprocessor Products Group

Name:    Michael A. Aymar
Title:   Vice President; General Manager, Intel 486(TM) Microprocessor Division

Name:    Richard D. Boucher
Title:   Vice President; Director, Corporate Programs

Name:    Andy D. Bryant
Title:   Vice President and Chief Financial Officer

Name:    Dennis L. Carter
Title:   Vice President; Director, Corporate Marketing Group

Name:    Sunlin Chou
Title:   Vice President; Director, Logic Technology Development
Address: 5200 N.E. Elam Young Parkway, Hillsboro, OR 97124-6497

Name:    Jean-Claude Cornet
Title:   Vice President; General Manager, Communication Products Division

Name:    F. Thomas Dunlap, Jr.
Title:   Vice President; General Counsel and Secretary

Name:    Kirby A. Dyess
Title:   Vice President; Director, Human Resources

Name:    Carlene M. Ellis
Title:   Vice President; Director, Information Technology

Name:    Thomas L. Hogue
Title:   Vice President; Corporate Materials and Services

Name:    Harold E. Hughes, Jr.
Title:   Vice President; Director, Planning and Logistics

Name:    Robert T. Jenkins
Title:   Vice President; Director, Corporate Licensing

CUSIP No. 918270-10-9            13D             Page 12 of 13 pages


Name:    D. Craig Kinnie
Title:   Vice President; Director, Architecture Development LAB

Name:    Edward A. Masi
Title:   Vice President; President, Supercomputer Systems Division
Address: 5200 N.E. Elam Young Parkway, Hillsboro, OR 97124-6497

Name:    Arvind Sodhani
Title:   Vice President and Treasurer

Name:    Michael R. Splinter
Title:   Vice President; General Manager, Components Manufacturing
Address: 4100 Sara Rd., Rio Rancho, NM 87124

CUSIP No. 918270-10-9                  13D                 Page 13 of 13 Pages


                                 EXHIBIT INDEX


                                                                            Sequentially
No.              Document                                                  Numbered  Page
- ---              --------                                                  --------------
1*               Intel/VLSI Stock and Warrant
                 Purchase Agreement

2*               Intel/VLSI Joint Press Release
                 Dated July 8, 1992

____________________
* Previously filed.